Exhibit 99.1

Enthusiast Gaming’s Esports Audience Surpasses 145 Million Social Followers Globally

Luminosity Gaming registers 34% growth in Twitch hours watched in three months

Luminosity Gaming’s Twitch hours watched are now 50% greater than the nearest esports competitor

TORONTO, Feb. 15, 2022 — Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ: EGLX; TSX: EGLX), a media and content platform for video game and esports fans to connect and engage, today announced the results of its latest custom study with Nielsen (NYSE: NLSN), the leading global source for media and sports measurement, to measure the total social reach and Twitch viewership of the Company’s Luminosity Gaming esports audience.

With time spent on game streams, forums, and communities now nearly equal to time spent actually playing video games (Accenture, Gaming: The Next Super Platform, April 2021), Luminosity Gaming’s roster of 50+ leading esports content creators and streamers provides a unique opportunity for brands looking to reach and engage Gen Z and Millennials, with an audience measured by Nielsen.

The results of the latest custom Nielsen study for January 2022 show that Luminosity Gaming’s total social following is now over 145M globally, having grown 13% since the last study in October 2021. In addition, the hours watched for Luminosity Gaming’s esports team on Twitch surpassed 32M globally in January, an increase of 34% since the last study.

The results mean that Luminosity Gaming has significantly increased its margin as the world’s most watched esports team on Twitch, with hours watched now 50% greater than the nearest esports competitor:

Top Esports Teams on Twitch

Organization	Hours Watched (000)
Luminosity	32,132
Team 2	21,492
Team 3	18,605
Team 4	14,015
Team 5	13,777
Team 6	10,282

Source: Nielsen Sports, custom study commissioned by Enthusiast Gaming, January 2022

“Luminosity is now head-and-shoulders above any other professional esports organization when it comes to time watched,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “This massive esports audience, combined with our top- ranked digital media property, makes Enthusiast Gaming the best partner for any major brand trying to connect with Gen Z and Millennials.”

The Company utilizes the Nielsen studies and findings in its direct sales process.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like- minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:
Derek Holota, Provident Communications
Derek@providentcomms.com
343-422-5606

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the growth of the Company’s esports audience and the Company’s direct sales process.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.